Exhibit 99.1

Ellomay Capital Announces Filing of its Annual Report on Form 20-F for 2013

Tel-Aviv, Israel, March 31, 2014 – Ellomay Capital Ltd. (NYSE MKT: ELLO; TASE: ELOM) (“Ellomay” or the “Company”), announced today the filing of its Annual Report on Form 20-F for the year ended December 31, 2013 with the Securities and Exchange Commission. A copy of the Annual Report on Form 20-F is available to be viewed and downloaded from the Investor Relations section of Ellomay’s website at http://www.ellomay.com. The Company will provide a hard copy of the Annual Report on Form 20-F, including the Company’s complete audited financial statements, free of charge to its shareholders upon request.

About Ellomay Capital

Ellomay is an Israeli public company whose shares are listed on the NYSE MKT stock exchange and on the Tel Aviv Stock Exchange, which focuses its business in the energy and infrastructure sectors worldwide and is chaired by Mr. Shlomo Nehama, former Chairman of Bank Hapoalim, and controlled by Mr. Nehama and Kanir Joint Investments (2005) Limited Partnership, which is controlled by Mr. Ran Fridrich and Mr. Hemi Raphael.

Ellomay’s main assets include twelve photovoltaic plants in Italy with an aggregate nominal capacity of approximately 22.6 MWp (six in the Puglia Region, four in the Marche Region and two in the Veneto Region), 85% ownership of a photovoltaic plant in Spain with a nominal capacity of approximately 2.3 MWp, and 7.5% indirect holdings in Dorad (with an option to increase such holdings to 9.375%), Israel’s largest private power plant, which is in the final stages of construction and is expected to have an aggregate capacity of approximately 800MW (representing approximately 8% of Israel’s current electricity consumption).

Information Relating to Forward-Looking Statements

This press release contains forward-looking statements that involve substantial risks and uncertainties, including statements that are based on the current expectations and assumptions of the Company’s management. All statements, other than statements of historical facts, included in this press release regarding the Company’s plans and objectives, expectations and assumptions of management are forward-looking statements.  The use of certain words, including the words “estimate,” “project,” “intend,” “expect,” “believe,” “anticipate,” “will,” “plan,” “could,” “may”  and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  The Company may not actually achieve the plans, intentions or expectations disclosed in the forward-looking statements and you should not place undue reliance on the Company’s forward-looking statements. Various important factors could cause actual results or events to differ materially from those that may be expressed or implied by our forward-looking statements. These and other risks and uncertainties associated with the Company’s business are described in greater detail in the filings the Company makes from time to time with Securities and Exchange Commission, including its Annual Report on Form 20-F. The forward-looking statements are made as of this date and the Company does not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

Contact:
Kalia Weintraub
CFO
Tel: +972 (3) 797-1111
Email: kaliaw@ellomay.com